SO
9/5/03



03051697 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 9-4-03

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31206



PROCESSING
RECEIVED
AUG 2 9 2003
187
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6305 Humphreys Blvd., Suite 210
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary K. Wunderlich, Jr. (901) 251-1330
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis,	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

WUNDERLICH SECURITIES, INC.
OATH OR AFFIRMATION

I, Gary K. Wunderlich, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Gary K. Wunderlich, Jr.
Chief Executive Officer



Notary Public

MY COMMISSION EXPIRES 9-27-2005

This report ** contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
x	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
___	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
___	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
___	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
___	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17(a)-5(e)(3).*

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Table of Contents



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors
Wunderlich Securities, Inc.

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

June 30, 2003

Assets		
Cash and cash equivalents	$	1,617,805
Securities owned, at estimated fair value (note 2)		79,988
Receivable from clearing organization		743,252
Receivables from other brokers or dealers		73,290
Deferred expenses (note 5)		603,312
Receivable from affiliates (note 6)		368,734
Property and equipment, net (notes 3 and 8)		582,795
Other assets		297,698
	$	4,366,874
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions and bonuses	$	403,699
Accounts payable and accrued expenses		411,154
Notes payable (note 8)		279,353
Subordinated liabilities (note 8)		900,000
		1,994,206
Stockholder's equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding		300,000
Common stock, $1 par value; 100,000 shares authorized, 60,195 shares issued and outstanding		60,195
Additional paid-in capital		3,071,644
Accumulated deficit		(1,059,171)
		2,372,668
Commitments and contingencies (notes 9 and 10)	$	4,366,874

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statement of Operations

Year ended June 30, 2003

Revenues:		
Commissions and trading gains	$	13,378,090
Interest and dividend income		177,837
Total revenues		13,555,927
Expenses:		
Employee compensation and benefits		9,284,995
Communications		943,870
Occupancy and equipment		1,311,643
Insurance		153,354
Professional fees		289,078
Brokerage and clearing costs		997,400
Other selling, general and administrative expenses		410,203
Total expenses		13,390,543
Net income before income taxes		165,384
Income tax expense (note 7)		9,604
Net income	$	155,780

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended June 30, 2003

	Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount	Shares	Amount			
nces at June 30, 2002	7,500	300,000	60,195	60,195	2,999,644	(1,214,951)	2,144,888
ital contribution	—	—	—	—	72,000	—	72,000
income	—	—	—	—	—	155,780	155,780
nces at June 30, 2003	7,500	$ 300,000	60,195	$ 60,195	3,071,644	(1,059,171)	2,372,668

accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.

(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Year ended June 30, 2003

Subordinated borrowings at June 30, 2002	$	—
Issuance of subordinated notes		900,000
Subordinated borrowings at June 30, 2003	$	900,000

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Statement of Cash Flows

Year ended June 30, 2003

Cash flows from operating activities:		
Net income	$	155,780
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		526,669
Changes in other operating assets and liabilities:		
Receivable from clearing organization		(235,950)
Receivables from other brokers or dealers		(73,290)
Deferred expenses		(137,838)
Receivable from affiliate		(153,189)
Securities owned		73,245
Other assets		(42,174)
Accrued commissions and bonuses		(57,383)
Accounts payable and accrued expenses		72,866
Payable to clearing organization		(342,331)
Securities sold not yet purchased		(15,584)
Net cash used in operating activities		(229,179)
Investing activities – purchases of property and equipment		(72,351)
Financing activities:		
Capital contribution		72,000
Proceeds from issuance of notes payable		279,353
Proceeds from issuance of subordinated notes		900,000
Net cash provided by financing activities		1,251,353
Net increase in cash and cash equivalents		949,823
Cash and cash equivalents beginning of year		667,982
Cash and cash equivalents end of year	$	1,617,805
Supplemental disclosures:		
Interest paid	$	17,654
Income taxes paid		7,600

See accompanying notes to financial statements.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2003

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and most of its clients are in the Memphis, Tennessee area. In addition to Memphis, the Company has branch offices in Houston, Texas, St. Louis, Missouri and Chicago, Illinois. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc.

(b) Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $250,000 at June 30, 2003, as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. At June 30, 2003 the Company had net capital of $724,054, after all required deductions and a ratio of aggregate indebtedness to net capital of 2.17 to 1 at June 30, 2003.

(c) Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a bi-monthly basis, in the month following the date of the transactions.

(d) Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

(e) Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

(f) Securities Transactions

During 2003, the Company adopted the trade date basis of accounting for securities transactions and related trading gains or losses. The impact to the financial statements was not material. The Company's inventory of securities consists of marketable securities which are held for sale and are carried at estimated fair value, with unrealized gains and losses included in operations. The trading of securities may lead to a liability being recorded for the fair value of securities sold, not yet purchased. All securities are carried in the Company's margin account with First Clearing and, accordingly, are pledged against margin indebtedness (if any). The Company had no margin indebtedness as of June 30, 2003.

(g) Deposits with Clearing Organization

The Company maintains a margin account with First Clearing. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Included in cash and cash equivalents is a special deposit account that First Clearing requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account, which is pledged against margin indebtedness (if any). At June 30, 2003, the balance in this special deposit account amounted to $100,313.

(h) Property and Equipment

Property and equipment are recorded at amortized cost. Depreciation expense is calculated using both the straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years.

(i) Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. The Company calculates its tax provision under the terms of a tax sharing agreement with Wunderlich Investment Company, Inc. Per the agreement, the Company is to compute its tax provision on the basis of filing separate federal and state income tax returns.

(j) Preferred Stock

The Company has authorized and issued 7,500 shares of $40 par value, 9% noncumulative preferred stock to Wunderlich Investment Company, Inc. in exchange for $300,000. The Company did not pay nor declare any dividends for the year ended June 30, 2003.

(k) Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2003

(l) Stock Based Compensation

As allowed by SFAS No. 123, *Accounting for Stock Based Compensation*, the Company elected to continue to measure compensation cost for its stock based compensation plans using Accounting Principal Board Opinion No. 25. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income, for the year ended June 30, 2003, would have been increased as shown in the table below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4% and an expected weighted-average life of approximately 4 years.

Net income – as reported	$	155,780
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards		21,650
Pro forma net income	$	134,130

(2) Securities Owned

Securities owned are carried at estimated fair value and consist of the following as of June 30, 2003:

Municipal government obligations	$	53,853
Corporate stock		17,135
Corporate assets		9,000
	$	79,988

(3) Property and Equipment

Property and equipment and the related accumulated depreciation consists of the following at June 30, 2003:

Office furniture and equipment	$ 895,437
Leasehold improvements	259,174
	1,154,611
Less accumulated depreciation	(571,816)
	$ 582,795

(4) Profit Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. Employees make nonelective contributions to this plan equal to 3% of their compensation. Employees may voluntarily defer an additional portion of their compensation. The Company may make discretionary contributions to this plan. However, during the year ended June 30, 2003, no such contributions were made.

(5) Deferred Expenses

The Company has entered into employment agreements with certain employees. The Company advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the year ended June 30, 2003 was approximately $354,000 and is included in employee compensation and benefits.

(6) Related Party Transactions

The Company has receivables from and (payables to) related companies as of June 30, 2003 as follows:

Wunderlich Investment Company, Inc.	$ 158,620
Wunderlich Capital Markets, Inc. (WCM)	210,114
	$ 368,734

During 2003, the Company recognized management fee income totaling approximately $75,000 from WCM in recovery of direct overhead expenses and other administrative and management services

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2003

(7) Income Taxes

The components of income tax expense (benefit) from continuing operations for the year ended June 30, 2003 are as follows:

		Federal	State	Total
2003:				
Current	$	4,343	5,261	9,604
Deferred		—	—	—
	$	4,343	5,261	9,604

Income tax expense (benefit) for the year ended June 30, 2003 differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

Computed "expected" tax benefit	$	56,230
Increase in income taxes resulting from:		
State income taxes, net of federal income tax benefit		3,472
Change in valuation allowance		(59,370)
Meals and entertainment		10,483
Other, net		(1,211)
	$	9,604

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2003 are as follows:

Assets:		
Net operating loss carryforwards	$	238,000
Property and equipment, principally due to differences in depreciation		9,000
Total gross deferred tax assets		247,000
Less valuation allowance		(247,000)
Net deferred tax assets	$	—

The valuation allowance for deferred tax assets as of June 30, 2003 was $247,000. The net change in the total valuation allowance for the year ended June 30, 2003 was an increase of approximately $59,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $625,000 prior to the expiration, subject to various limitations, of the net operating loss carryforwards in 2020.

(8) Debt

At June 30, 2003, the Company had $279,353 in sole recourse notes payable to certain individuals. The notes, with an interest rate of 13.5% per annum, pay interest quarterly. The notes mature on March 31, 2006 and are secured by certain collateral, which is limited to furniture and equipment of the Company.

The Company entered into a temporary subordinated borrowing totaling $900,000 effective June 28, 2003. The temporary agreement pays interest at a rate of 4% per annum and matures on August 12, 2003. The agreement allowed the Company to participate in a private placement offering as an underwriter of a security. The subordinated borrowing was fully repaid by the Company as of August 1, 2003.

(9) Leases

At June 30, 2003, the Company was obligated under various leases for office space and equipment. The future minimum lease payments are as follows:

		Operating leases
2004	$	794,355
2005		723,698
2006		405,765
2007		227,928
2008		227,928
Thereafter		74,824
		2,454,498

Rent expense for fiscal 2003 was approximately $1,030,000.

(10) Commitments and Contingencies

There are various claims, lawsuits, and pending actions against the Company, as well as pending regulatory reviews of the Company incident to the operations of its business. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such claims, lawsuits, pending actions, and regulatory reviews will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(11) Stock-Based Compensation

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of the Company's sole stockholder (Wunderlich Investment Company, Inc.).

The options are granted at an exercise price equal to the estimated fair value and employees vest over a three-year period beginning in the third year after the grant. The options expire on the sixth anniversary of issuance. Options currently outstanding expire between 2004 and 2009. Additional information with respect to the Company's outstanding stock options is set forth below:

	Weighted average price	Number
Options:		
Outstanding, beginning of year	$ 21.23	27,164
Canceled	21.35	(3,000)
Granted	20.00	10,830
Outstanding, end of year	$ 20.84	34,994
Options exercisable at end of year		6,575

WUNDERLICH SECURITIES, INC.
(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2003

The following table summarizes information about stock options at June 30, 2003:

Exercise price	Options outstanding	Weighted average contractual life
$ 10.75	2,500	0.15 years
15.00	4,747	3.00 years
20.00	4,075	1.50 years
20.00	10,830	6.00 years
24.51	5,993	4.25 years
26.97	2,789	4.25 years
27.00	3,590	5.00 years
29.70	470	5.00 years
	34,994	4.10 years

Schedule 1

WUNDERLICH SECURITIES, INC.

(A Wholly Owned Subsidiary of Wunderlich Investment Company, Inc.)

Computation of Net Capital Under Rule 15 (c) 3-1 (a) (1)

Under the Securities Exchange Act of 1934

June 30, 2003

Total capital per financial statements	$	2,372,668
Deductions:		
Total nonallowable assets		1,639,455
Net capital before haircuts on securities positions		733,213
Haircuts on securities positions:		
Municipal government obligations		3,770
Corporate assets		1,350
Corporate stock		2,570
Other assets		1,469
Net capital	$	724,054

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	1,574,158
Net capital requirement	$	250,000
Excess net capital	$	474,054
Aggregate indebtedness to net capital		2.17 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a5

There are no material differences between this computation and the corresponding computation prepared by Wunderlich Securities, Inc. and included in the Company's unaudited Part II FOCUS Report as of June 30, 2003, filed by the Company on July 21, 2003, and amended on August 28, 2003.

See accompanying independent auditors' report.



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Accounting Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Wunderlich Securities, Inc.:

In planning and performing our audit of the financial statements of Wunderlich Securities, Inc. (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
August 28, 2003